UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ELAN CORPORATION, PLC

(Name of Subject Company (Issuer))

RP MANAGEMENT, LLC

(Names of Filing Persons (Offeror))sec.gov

Ordinary Shares, par value €0.05 each

(Title of Class of Securities)

G29539106

(CUSIP Number of Class of Securities)

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

284131208

(CUSIP Number of Class of Securities)

George Lloyd

RP Management, LLC

110 East 59th St., Suite 3300

New York, NY 10022

Telephone: (212) 882-0200

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Telephone: (212) 872-8112

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On March 6, 2013, RP Management, LLC made the following investor presentation available:

Royalty Pharma Presentation Regarding Elan Proposal 6 March 2013 * * * * * *

RP Management, LLC, founded in 1996, is the investment
manager to entities investing in royalty interests in marketed and late stage biopharmaceutical products (these entities, together with predecessor entities, “Royalty Pharma”)
Royalty Pharma has a 17 year track record of working with
research institutions, companies, and inventors to monetize
future royalties on leading biopharmaceutical drugs
Provides capital to pharma & biotech companies to fund late-
stage clinical trials in exchange for royalty interests
Portfolio of royalty interests in 37 products
Royalty Pharma can act quickly to make a formal offer
1
About Royalty Pharma
Company Overview Financial Strength
Product Leadership
Portfolio includes royalties on 8 of the top 20 selling pharma and biotech drugs by worldwide sales expected by 2016  , and on 9 products with current sales over $1bn
Leading pharmaceutical and biotech marketers
Familiarity with multiple sclerosis via Tecfidera (BG-12) interest
2012A Revenue:
$1.39bn²
2012A EBITDA:
$1.35bn²
Investment grade debt rating
2012A Revenue by Therapeutic Area²
(%)
Based on EvaluatePharma estimates
Derived from unaudited financial results of Royalty Pharma Investments, an Irish Unit Trust, and affiliates
Diversified Portfolio
Royalty Pharma product portfolio is well-diversified across
biopharmaceutical products and therapeutic areas
Portfolio consists of stable and long-dated assets
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Chronology of Events
2
September 2011: Sale of Elan Drug Technologies (EDT) to Alkermes
Summer 2012: Post-bapineuzumab clinical failure and announcement of spin-off of Prothena, Royalty Pharma developed an interest in Elan / Tysabri
October – December 2012: Royalty Pharma had in-person meeting and several subsequent communications with
Elan discussing ways in which Elan and Royalty Pharma might be able to work together, including Royalty Pharma’s interest in potentially acquiring Elan
6 February 2013: Biogen and Elan announced restructuring of their interests in Tysabri; Elan announced its acquisition strategy
18 February 2013: Call to Elan Chairman requesting an in-person meeting to discuss the Proposal
20 February 2013: In-person meeting with Elan Chairman; offer letter containing the Proposal delivered to Elan
Chairman
22 February 2013: Elan reiterates acquisition strategy, announces $1bn share buy-back program and debt refinancing; Elan fails to disclose it received Royalty Pharma’s $11 per Share Proposal
25 February 2013: Royalty Pharma announces the Proposal to acquire Elan for $11 per Share / ADS; Elan confirms receipt of Proposal and characterizes Proposal as “highly conditional”
Informally rejected
4 March 2013: Elan announces plan to distribute 20% of Tysabri Royalty through dividends
Today: Royalty Pharma is meeting Elan shareholders to move towards a recommended transaction
Terms defined in Royalty Pharma’s 6-Mar-2013 Rule 2.4 announcement have the same meanings herein
1

3
Full value on the table
today*
Limited, easily satisfied
pre-conditions
Ready to move quickly
Summary of Royalty Pharma Proposal
Elan board is
preventing progress…
$11 in cash for each Elan Share and Elan ADS
12.5% premium to Current Enterprise Value
EV and P/E multiples well above relevant sector multiples
Elan shareholders have a clear choice: full value in cash today OR assume risk associated with Elan acquisition strategy*
Pre-conditions are limited and typical for a transaction of this nature
We expect to complete due diligence in 20 days
J.P. Morgan, BofA Merrill Lynch and Groton acting as M&A advisors
$1.1+bn of cash on hand plus “highly confident” letter from BofA
Merrill Lynch and J.P. Morgan; banks are prepared to provide committed financing upon completion of diligence
Board of Elan not engaging with Royalty Pharma
Elan Shareholders should urge Elan Board to grant diligence access
*  Denotes a Royalty Pharma opinion

($ in millions, except per share data)
Pre-Approach Price ¹
Proposal Price
Elan Share Price $10.35 $11.00
Premium over Pre-Approach Price
6.3%
Fully Diluted Shares Outstanding 601.6 602.0
Market Capitalization $6,227 $6,622
(Less): Cash & Equivalents (31-Dec-12) (434) (434)
(Less): Tysabri Upfront Payment from Biogen (3,249) (3,249)
(Less): Sale of Alkermes shares (6-Feb-13) (170) (170)
(Less): Value of Prothena Stake (19) (19)
Plus: Liabilities 210 210
Plus: Long-Term Debt (31-Dec-12) 600 600
Fully-Diluted Enterprise Value $3,165 $3,561
Premium over Enterprise Value
12.5%
4
Premium to Enterprise Value is the most relevant metric given large cash balance*
$11 Proposal is a 12.5% Premium on Non-Cash Assets
Note: Unless the context otherwise permits, terms used here have same meaning as Appendix VI of Royalty Pharma’s announcement on 6-Mar-2013
* Denotes a Royalty Pharma opinion
1
Closing price on 15-Feb-2013
2
Calculation of cash and equivalents includes $2.6m in restricted cash
3
Janssen AI Funding Commitment as at 31-Dec-2012, Restructuring accruals, Accrued transaction costs, Cambridge Collaboration termination, Unfunded pension liability
Excluding net cash, the Tysabri royalty is the only meaningful asset remaining at Elan*
Net
Cash

Royalty Pharma Proposal is a Substantial Premium to
Relevant Sector Multiples

2015 P / E
Multiple
2015 EV /
EBITDA
Multiple
2015 EV /
Revenue
Multiple
250%
for Specialty Pharma Companies
(91%, as adjusted)
170%
for Large Cap Biotech Companies
(48%, as adjusted)
We’re offering a premium to the sector multiples of:
105%
for Specialty Pharma Companies
34%
for Large Cap Biotech Companies
238%
for Specialty Pharma Companies
72%
for Large Cap Biotech Companies
Note: Please refer to Royalty Pharma’s Rule 2.4 announcement on 6-Mar-2013 for additional information and the constituents of the Large Cap Biotech Companies and Spec Pharma
Companies. Multiples based on closing share prices as at 22-Feb-2013
1
If $3bn of cash ($5/share) was distributed and the RP Proposal price declined proportionately (with no change to earnings forecast), P/E would be 16.7x, but then Elan would have no cash to pursue its acquisition strategy. References to “as adjusted” refer to calculations based on this assumption
2
Median 2015E revenue forecast of $430m as at 22-Feb-2013 based on forecasts of brokers referenced in slide 22 in the appendix
1
1
1
1

30.6x  at  $11.00 Proposal
If Elan distributed $3bn ($5/share) in cash, and Proposal price adjusted proportionately, the adjusted P/E would be 16.7x, but then
Elan would have no cash to pursue its acquisition strategy
6
8.7x
6.8x
2015 Price to Earnings Multiples
Elan Trading at a Much Higher Valuation than Successful
“Roll-up” Specialty Pharma Companies
*  Denotes a Royalty Pharma opinion
1
“Roll-Up” refers to companies whose business models include significant growth through acquisitions
2
2015E Broker Projected Earnings Per Share as defined in Royalty Pharma’s Rule 2.4 announcement dated 6-Mar-2013
Without significant accretive acquisitions, applying Valeant and Jazz’s current multiples to Elan consensus 2015e EPS²
of  $0.36  results in a significantly lower share price for Elan:
- $2.44 assuming Jazz P/E of 6.8x
- $3.15 assuming Valeant P/E of  8.7x
Elan plans to leverage its efficient tax domicile to make acquisitions around the globe
Valeant Pharmaceuticals International, Inc and Jazz Pharmaceuticals Plc are both companies with efficient non-US tax domiciles that are successful “roll-up” Specialty Pharma Companies
Valeant and Jazz both trade at much lower P/E multiples than Elan, and they have larger infrastructures that allow for synergies which Elan does not have*
1
1

8.7x
6.8x
Elan Will Need to Fill a Significant Gap in EPS to Warrant an $11
Share Price Based On Other Specialty Pharma Company Multiples
*  Denotes a Royalty Pharma opinion
1
2015E Broker Projected Earnings Per Share as defined in Royalty Pharma’s Rule 2.4 announcement dated 6-Mar-2013
2
$1bn share repurchase at $11/share implies 91m shares repurchased (shares outstanding decline from 602m to 511m) bringing 2015 existing business EPS to $0.42 and a gap of ~$0.95
2015 Price to Earnings (P/E) Multiples
$11 share price / Valeant’s 2015 P/E of 8.7x  =  $1.26
$11 share price / Jazz’s 2015 P/E of 6.8x       =  $1.62
2015 EPS Required to Trade at Comparable P/E Multiples With
$11 Share Price
Analysts that cover Elan estimate that its existing
business (i.e. primarily Tysabri) will generate 2015
EPS of approx. $0.36
Direct comparison to Jazz and Valeant suggests Elan
will need to acquire new businesses or products that
contribute an additional $0.90 to $1.26 in 2015 EPS
to fill the EPS gap and trade at comparable multiples
As illustrated, Elan would need to multiply its 2015
EPS by 3.5x to 4.5x over the next two years to fill its
EPS gap
Key question: can Elan turn ~$3bn in cash into
~$1.00 of incremental EPS by 2015? This would
require spending $3bn to acquire ~$600m of
incremental net income by 2015 from new businesses
(implying a purchase multiple of 5x 2015 net income).
The $1bn share repurchase would leave only ~$2bn
for acquisitions, implying that Elan would need to
acquire ~$480m of incremental net income (implying
a purchase multiple of 4.2x 2015 net income)  .
1
2

About the Tysabri Transaction
Announced to the market on 6 February 2013
Expected to close in 2Q 2013
On completion of the Tysabri Transaction, Elan will give up its 50% profit share in Tysabri in exchange for:
$3.25bn in cash
A tiered royalty on Tysabri sales
12% on sales during first 12 months following closing of the Tysabri Transaction
After 12 months, 18% royalty on first $2bn of annual sales and 25% royalty on annual sales over $2bn
Tiered royalty structure allocates more of the lower risk cash flows (<$2bn in annual sales) to
Biogen, and makes the value allocated to Elan more dependent on higher risk cash flows (>$2bn in annual sales)
In addition, on completion of the Tysabri Transaction:
The collaboration agreement between Biogen and Elan will terminate (eliminating change of control provision)
Biogen will have full operational control of, and majority economic interest in, Tysabri
After the Tysabri Transaction, substantially all of Elan’s value will consist of net cash of approximately $3.1bn and a royalty interest in Tysabri

On 6 February, Elan Revealed its True Colors*

*  Denotes a Royalty Pharma opinion
1
Royalty Pharma has underscored certain portions of the passages for emphasis
Use of majority of cash for
acquisitions
Unclear and unfocused acquisition
strategy*
Vague statements regarding
returning cash to shareholders*
Little concern for shareholder views*
Stock fell 10%
Our Perspective
of Key Points Made*
Quote
“As far as usage of this capital upon close, they include, but are not limited to, therapeutic opportunities across broad therapies.  We are basically agnostic to therapeutic focus” . . . “we are somewhat agnostic to different geographies . . . they all hold some appeal, depending on what part of the geography you’re interested in . . .  we are not particularly interested in large markets, large indications of primary care, but large markets in smaller indications would be attractive and vice versa.”
“And we still do like some very specific, unique science things.”
“At the right time and in the right manner, we would intend to provide some portion of this capital back to shareholders over time.”
“We are not going to satisfy all investors on every category . . . So anyway, everyone can vote with their feet . . .”
“But to emphasize, the $3.25 billion is a lot of money. There is a lot of assets out there. Our goal as we sit here today is that the majority of that capital over time should be put into businesses, again, in a balanced way.
But again, some portion of it, given that we brought forward the value, will be returned to shareholders at the right time and post-close and as we sequence it against other transactions”
1

Following Royalty Pharma Offer, Elan Changed its Tune*

*  Denotes a Royalty Pharma opinion
1
RBC and Deutsche Bank notes published on 4-Mar-2013
“We greatly value our shareholder relationships and the access to equity capital these relationships give us and we appreciate the time horizon of many of our long term holders. We will continue to work on ways to unlock incremental value to their direct benefit.”
"The vast majority of our investor base simply don't view Royalty's indication as worthy of any discussion period."
“We don’t see Royalty Pharma as a credible counterparty to have any strategic discussions with. We’re not looking for any price.”
Elan Shareholders Should View This
Change of Heart with Skepticism*
Post-Offer Announcements
22 February:
$1bn share repurchase program
Appreciation for long term shareholders
4 March:
Dividend of 20% Tysabri royalty, but
Statement of current intention only –
no long-term binding commitment
Brokers calculate a 1-2% yield
No clarity on 80% retained
Interview remarks by CEO reject any
discussions with Royalty Pharma
“We're not in any discussions with [Royalty Pharma] at all on any topic and we don't see any need to have those discussions."
First comments, or lack thereof, are often more revealing*
Change of heart prompted by Royalty Pharma Proposal*
Management does not appear to be focused on maximizing shareholder value*
4 March CEO interview remarks:  “We’re not looking for any price”
1

Following 6 February Announcement, Elan Shares Faced
Pressure, Counterbalanced by Speculation Elan Could be Acquired
*
Note: Median broker target price calculated from broker notes released after the Tysabri Transaction announcement and prior to 25-Feb-2013.  *This is not a valuation or profit forecast
1
Based on broker notes released after the Tysabri Transaction announcement and prior to 25-Feb-2013 (the date of release of Royalty Pharma’s initial Rule 2.4 announcement)
2
For brokers with Euro-denominated target prices, change in target price is on a constant currency basis (i.e. excludes impact of changes in USD:EUR exchange rate)
3
Report includes at least some commentary on these issues
9 out of 11 analysts have price targets at or below Royalty Pharma’s Proposal price
1

Significant Execution Risk Associated with Elan’s New Strategy*

Royalty Pharma believes that:
Attractive strategic assets in the pharmaceutical industry are in short supply
There is strong competition for such assets from many large buyers with real operating synergies . . .
. . . driving high prices that make the creation of value through acquisitions difficult
There is no certainty that Elan will be able to deploy capital in ways that create value
Current senior management of Elan has not made significant acquisitions or in-licenses of late-stage products at Elan; does not have a proven acquisition / in-licensing track record*
Known instead for divestiture of bapineuzumab, Elan Drug Technologies, Prothena and Tysabri
A successful acquisition strategy would typically require Elan to build a costly operating infrastructure and sales force in order to allow it to realize synergies from acquisitions*
Investments typically required in connection with acquisitions / in-licenses could dilute Elan’s net income and cash flow for some period, and perhaps even cause those to become negative
Each new investment will likely be scrutinized by Elan shareholders and analysts for near term value creation potential, increasing volatility in Elan shares*
Proposal allows investors to redeploy the cash themselves rather than have Elan acquire equivalent assets on their behalf and pay a control premium
Shareholders will have limited control over what Elan does with its cash
*  Denotes a Royalty Pharma opinion

Value of Tysabri Economics Retained by Elan ($ bn)
Illustrative % of  Elan’s Tysabri economics sold to Biogen for cash
46% 48% 50% 52% 54%
Illustrative % of Elan’s Tysabri economics retained by Elan in the form of Tysabri royalty
54% 52% 50% 48% 46%
Purchase price paid by Biogen for Tysabri economics acquired $3.25 $3.25 $3.25 $3.25 $3.25
Implied residual value of Elan’s Tysabri Royalty $3.81 $3.52 $3.25 $3.00 $2.77
Proposal Enterprise Value
$3.56 $3.56 $3.56 $3.56 $3.56
Royalty Pharma Proposal Premium
-6.6% 1.2% 9.6% 18.7% 28.7%
Tysabri Transaction set a real benchmark for (a) the value of the Tysabri Royalty retained by Elan,¹
and (b) the price of an
arms-length transaction at which Elan was a willing seller*
Synergies realizable by Biogen (~$30m annual operating synergies  ) reduce the net cost to Biogen, suggesting the Proposal is even more competitive relative to Biogen’s net effective price*
No other buyer besides Biogen can realize such synergies; no further synergies available
Proposal is at a Premium to Price Paid by Biogen in Tysabri
Transaction*
13
*  Denotes a Royalty Pharma opinion
1
Percentage retained by Elan not disclosed by either Biogen or Elan. Percentage can be approximated by dividing, on a year-by-year basis, the estimated Tysabri royalty to Elan by
50% of Tysabri stand-alone operating profit
2
Biogen 6-Feb-2013 presentation
3
Assumes minimal value ascribed to other assets as described on slide 14
2
3

Royalty Pharma Proposal Reflects Full Value for All Elan Assets*

*  Denotes a Royalty Pharma opinion
Note: Per share values calculated based on fully diluted shares of 602.0m at $11 per share Proposal price as set out in Appendix VI of Royalty Pharma’s announcement on 6-Mar-2013
1
Pro forma for the completion of the Tysabri Transaction (net cash adjusted for $3.25bn upfront proceeds from Biogen); includes impact of $123m outstanding bapi commitment
2
$123m remaining commitment disclosed in Elan 20-F for year ended 31-Dec-2012; $60-80m expected this year with $30m already paid in Jan-2013
Value Comment
Hard Assets:
Net Cash¹
$3.1bn ($5.1/share) Not sensible to pay a premium  for cash*
Tysabri Royalty $3.25bn is mid-point of range,
excluding synergies, ignoring
increased risk of tiered royalty
(See slide 13) ($5.4/share)*
Not sensible to pay a premium for a financial asset like a royalty: should be valued on the basis of financial metrics (i.e. intrinsic value)*
Biogen now has full operating control – little or no strategic value at Elan*
Substantial portion of cash flow and value derived post 2020 patent expiry*
Financial Attributes:
NOLs Less than $187.5m
($0.3/share)
Maximum value of $187.5m (= $1.5bn in putative NOLs times 12.5% Irish tax rate) provided Elan can use all NOLs upfront
If they are used over time, net present value of NOLs is less than $187.5m
Irish Tax Domicile Difficult to value; perhaps no
value if no suitor with need for
domicile comes forward
Does not differentiate Elan from many other pharma companies in low-tax jurisdictions (e.g Jazz, Valeant)*
Extremely difficult now to use Irish domicile to lower tax rate of non-Irish businesses as a result of change in law following Alkermes/EDT deal
Offsets:
Operating Expenses
incl. ELND005
$170-190m in 2013
(-$0.3/share) annually
These expenses would decrease cash available to Elan Shareholders;
ELND005 clinical trial costs not disclosed
Expenses assoc. with
bapineuzumab (bapi)
$60-80m remaining in 2013 for
bapi ; no visible value in
excess of investment required*
$123m commitment remains for bapi
Other Considerations:
Business Development Value destruction a real
possibility*
Scarcity of assets, competition, lack of synergies and lack of management track record imply significant execution risk*
2
2

Limited, Customary Pre-Conditions to a Firm Offer
Satisfactory completion of customary due diligence (including management meetings)
Completion of Tysabri Transaction
Other customary conditions as set out in Rule 2.4 announcement of 25 February 2013

Our Proposal has only limited and customary pre-conditions…
…All can be satisfied quickly; we expect to complete due diligence in 20 days

Reasons Why Royalty Pharma’s Proposal is Compelling

1.
Allows Elan Shareholders to immediately receive full value for their Shares in cash*
2.
Proposal is at a premium to price paid by Biogen in Tysabri Transaction*
3.
Proposal represents a cash premium of 12.5% to the Current Enterprise Value, and EV and
P/E multiples well above relevant sector multiples
4.
Significant execution risk associated with Elan’s new strategy*
5.
Elan’s senior management lacks a successful acquisition / in-licensing track record at Elan*
6.
Post-Tysabri Transaction, Elan has little or no strategic value; the field of likely acquirors has narrowed sharply*
7.
Royalty Pharma is ready and able to move quickly to announcement of a formal offer once given appropriate due diligence access
*  Denotes a Royalty Pharma opinion

The Choice for Elan Shareholders is Clear

Cash Out Now at Full Value
Trust That Elan’s Acquisition Strategy
Will Succeed
Elan Shareholders may never get another opportunity to make this choice and should urge the Elan Board to engage with Royalty Pharma*
Receive full value for Elan shares in cash
now*
Certainty of value
Remain invested in a company with two
material assets:
A royalty interest in Tysabri
Cash, the majority of which management has
stated will be used for acquisitions
Accept the execution risk associated with
Elan’s acquisition strategy
OR
*  Denotes a Royalty Pharma opinion

Appendix 18

Royalty Pharma Has a Strong Track Record Raising Capital In the Debt and Equity Markets 19

From To
TYSABRI intellectual
property and know-how
shared within collaboration
100% of Intellectual
Property and know-how
owned by Biogen Idec
50:50 TYSABRI profit split
All of TYSABRI sales,
operating expense and
profit to Biogen Idec
Upfront payment to Elan
Sales-based contingent
payments to Elan
50:50 TYSABRI decision
rights via multiple joint
committees
100 % controlled by Biogen
Idec
Day-to day operating
activity mostly Biogen Idec
100% operated by Biogen
Idec
Eliminates change of
control provision
Biogen Gained Full Strategic Control of Tysabri
Below – in Biogen’s Own Words – are the Key Elements of the Transaction
Synergies from consolidating collaboration
Will range from $20M to $35M annually
“Asset purchase” a very appealing structure
Known asset
Simple and seamless transaction
Allows for capturing tax-related benefits
Tax-related benefits specific to asset purchase
structure
Purchase price amortization benefit will range from
$40M to $50M annually. This will apply only on a
GAAP basis
Increase in Manufacturing Deduction benefit
Current plan to cost share a late-stage asset
Sales-based contingent payments also tax
deductible
Use of offshore cash
Majority of upfront funded from ex-U.S. cash
Immediately and sustainably accretive to
earnings

From Collaboration to Asset Ownership Attractive Operational and Financial Benefits
Source: Biogen 6-Feb-2013 presentation. Capitalized terms used in this slide are those used in that Biogen presentation

Highly Volatile Performance Over the Last 10 Years With a Number of Surprises to the Downside 21 Note: BTK is the NYSE AMEX Biotechnology Index, NBI is the NASDAQ Biotechnology Index

Sources and Bases

Slide 1: Royalty Pharma company documents and unaudited results for the financial year ended 31-Dec-2012; EvaluatePharma estimates for 2016
Slide 2: Elan company filings and press releases; Biogen press release 6-Feb-2013
Slide 3: Current Enterprise Value calculation in Appendix VI of Royalty Pharma’s Rule 2.4 announcement dated 6-Mar-2013
Slide 4: Current Enterprise Value and Proposal Enterprise Value calculations in Appendix VI of Royalty Pharma’s Rule 2.4 announcement dated 6-Mar-2013
Slide 5: see Royalty Pharma’s Rule 2.4 announcement dated 6-Mar-2013 for further details on the basis of calculation of Elan’s 2015 Broker Projected Earnings Per
Share multiple and 2015 Broker Projected EBITDA multiple; calculation of Large Cap Biotech Companies and Spec Pharma Companies multiples based on I/B/E/S consensus as downloaded from FactSet on 22-Feb-2013 (for forecasts), FactSet on 22-Feb-2013 (for share price data and numbers of shares outstanding) and company filings (for balance sheet data); Elan median 2015E revenue forecast based on forecasts made by Berenberg, Cowen, Davy, Deutsche Bank, Morgan
Stanley, RBC Capital Markets and UBS
Slide 6: Valeant and Jazz multiples based on I/B/E/S consensus as downloaded from FactSet on 22-Feb-2013 (for forecasts), FactSet on 22-Feb-2013 (for share price data and numbers of shares outstanding) and company filings (for balance sheet data). See Royalty Pharma’s Rule 2.4 announcement dated 6-Mar-2013 for further details on the basis of calculation of Elan’s 2015 Broker Projected Earnings Per Share multiple
Slide 7: 2015E Broker Projected Earnings Per Share as defined in Royalty Pharma’s Rule 2.4 announcement dated 6-Mar-2013; Valeant and Jazz multiples sourced as described above
Slide 8: Elan and Biogen press releases dated 6-Feb-2013; net cash calculation in Appendix VI of Royalty Pharma’s Rule 2.4 announcement dated 6-Mar-2013
Slide 9: Elan press release dated 6-Feb-2013; CallStreet transcript of Elan conference call 6-Feb-2013; FactSet
Slide 10: Broker research; Elan press releases dated 22-Feb-2013 and 4-Mar-2013; Bloomberg article dated 4-Mar-2013; Reuters article published 4-Mar-2013
Slide 11: Broker research; Bloomberg as at 23-Feb-2013
Slide 13: Royalty Pharma analysis based on disclosed terms of Tysabri Transaction from Elan and Biogen press releases dated 6-Feb-2013 and Biogen investor presentation dated 6-Feb-2013
Slide 14: Net cash calculated in Appendix VI of Royalty Pharma’s Rule 2.4 announcement dated 6-Mar-2013; US$1.5bn of NOLs and expenses associated with bapi referenced in CallStreet transcript of Elan conference call on 6-Feb-2013; operating expenses based on disclosure in Elan's announcement of its results for the 2012 financial year made on February 6, 2013; Elan 20-F for year ended 31-Dec-2012
Slide 16: Royalty Pharma’s Rule 2.4 announcement dated 6-Mar-2013
Slide 19: Royalty Pharma company documents and press releases
Slide 20: Biogen 6-Feb-2013 presentation
Slide 21: FactSet as at 22-Feb-2013; Elan company filings and press releases

Additional Information
This document does not constitute an offer to buy or the solicitation of an offer to sell any securities. This document relates to a potential business combination transaction with Elan proposed by
Royalty Pharma and is not a substitute for any tender offer statement or any other document in the event that Royalty Pharma files such a document with the U.S. Securities and Exchange
Commission (the “SEC”) in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC
CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any
such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to the persons listed above.
Forward Looking Statements
This document may include certain "forward looking statements" with respect to the business, strategy and plans of Elan and Royalty Pharma and their respective expectations relating to the
Possible Offer and their future financial condition and performance. Statements that are not historical facts, including statements about Elan or Royalty Pharma or their respective management’s beliefs and expectations, are forward looking statements. Words such as "believes", "anticipates", "estimates", "expects", "intends", "aims", "potential", "will", "would", "could", "considered", "likely", and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.
Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Possible Offer; projections or expectations of profit attributable to shareholders; anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of
Elan, Royalty Pharma or the combined company following the Possible Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Elan, Royalty Pharma or the combined company following the Possible Offer; statements concerning any future Irish, U.S. or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.
Forward looking statements only speak as of the date on which they are made, and the events discussed in this document may not occur. Subject to compliance with applicable law and regulation, Royalty Pharma is not under any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise.
Rule 8.3 Disclosure statement
Any holder of 1% or more of any class of relevant securities of Elan Corporation plc may have disclosure obligations under Rule 8.3 of the Irish Takeover Rules.
Responsibility Statement
The member of RP Management, LLC accepts responsibility for the information contained in this document, save that the only responsibility accepted by the member of RP Management, LLC in respect of the information in this document relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the member of RP Management, LLC to verify this information).  To the best of the knowledge and belief of the member of RP Management, LLC (having taken all reasonable care to ensure that such is the case), the information contained in this document for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.
No Profit Forecast
No statement in this document shall constitute a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per sharewill necessarily be greater or lesser than those for the relevant preceding financial periods for either Royalty Pharma or Elan as appropriate.
No Asset Valuations
No statement in this document shall constitute an asset valuation.
Capitalized terms
All capitalized terms in this document shall have the same meaning as set forth in the Royalty Pharma Announcement of 6 March 2013, unless the context otherwise requires or unless otherwise specified.